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                           June 26, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed June 12, 2023
                                                            File No. 333-270267

       Dear Qun Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Offline Sales Network, page 158

   1. We note your response to comment 8. Please file the IP Agreement with Mullen as an exhibit to the
registration statement or tell us why you are not required to do so.
 Qun Lu
FirstName
CH AUTO LastNameQun  Lu
           Inc.
Comapany
June       NameCH AUTO Inc.
     26, 2023
June 26,
Page 2 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Company
Results of Operations
Impairment loss on long-lived assets, page 188

2. Please expand your discussion of the impairment loss recorded on long-lived assets, including disclosing the specific nature of the assets impaired. Please disclose and discuss the factors that led you to conclude that an impairment analysis was necessary. Please also describe how you determined the amount of the impairment loss you recorded, including the estimated fair value attributed to the impaired assets and their carrying value as of the analysis date. In this regard, we note property, plant, and equipment, net, substantially decreased from $146.5 million at December 31, 2021 to $64.0 million at
         December 31, 2022. Please more fully discuss the significant changes that caused the decrease, such as the impairment, disposals, depreciation, etc. Unaudited Pro Forma Condensed Combined Financial Statements, page 204

3. We have reviewed your response to prior comment 9 and the disclosures you provided.
         Please further address the following:
             Based on your disclosures on pages 23-24 and 93-96, it appears the SPAC can waive a closing condition such that if up to 53,492,403 shares subject to equity pledges and judicial freezes were exercised or auctioned off prior to the closing of the business combination and the business combination could be consummated. Based on these disclosures, it is not clear why this scenario is not reflected under Pro Forma Scenario
             II. In this regard, we note the differences between Pro Forma Scenario I and II, currently presented, are minimal and, based on the disclosures noted above, do not appear to appropriately reflect the range of potential pro forma outcomes.
             Based on your disclosures on pages 23-24 and 93-96, revise the headnote to the pro forma financial statements to address the possible events that may occur after the business combination regarding the shares subject to equity pledges and judicial freezes and the potential consequences/impact the events could have on the combined entity, including the related accounting impacts that would impact the pro forma financial statements, similar to the information provided under "Following the closing of the Business Combination" on pages 24 and 95.
             In regard to the 3,750,000 advisor shares, we note although US GAAP permits offering costs to be recorded in equity that is allowable to the extent offering costs are netted against offering proceeds; however, if offering costs exceed offering proceeds or are incurred absent offering proceeds, they are required to be expensed. More fully explain what the offering costs relate to and, to the extent they exceed offering proceeds, tell us how you determined your accounting for them in the pro forma financial statements complies with US GAAP.
4. We have reviewed your response to prior comment 10 and the disclosures you provided under the Maximum Redemption pro forma scenario on page 206. As noted in your
 Qun Lu
FirstName
CH AUTO LastNameQun  Lu
           Inc.
Comapany
June       NameCH AUTO Inc.
     26, 2023
June 26,
Page 3 2023 Page 3
FirstName LastName
         response, please revise your disclosure to quantify the number of shares that could be redeemed by MCAF public stockholders if the proposal to eliminate the net tangible asset requirement is not approved.
5. Refer to pages 207 and 211. We note that both pro forma balance sheets present negative cash balances under the Maximum Redemption pro forma scenarios. It does not appear presenting negative cash balances in the pro forma balance sheets is meaningful or appropriate since it seems to represent a result that can not occur, absent an additional funding source. Please revise. In addition, please be advised if any additional cash redemptions occurred as a result of MCAF's June 22, 2023 shareholder meeting, ensure those redemptions are appropriately presented under the columns MCAF Adjustments and
         MCAF Adjusted (Historical) in the pro forma financial statements. Experts, page 274

6.       Please address the following:
             Revise the first sentence of the second paragraph to indicate the consolidated financial statements of CH Auto Inc. are as of December 31, 2022 and for the period from January 25, 2022 through December 31, 2022.
             Revise the first sentence of the third paragraph to indicate the financial statements of
             MCAF are as of December 31, 2022 and 2021 and for the year ended December 31,
             2022 and the period from March 2, 2021 (inception) through December 31, 2021.
Exhibits

7.       We have reviewed your disclosures made in response to prior comment
14. Please refer
         to Exhibit 23.1 and further address the following:
             Refer to the beginning of the first sentences of each of the two paragraphs. Clarify that the auditor consents to the inclusion of their report in this Registration
             Statement. The current disclosures state the auditor consents to the incorporation by reference of their reports in this Registration Statement, however, the auditors' reports are included in the Registration Statement on Form F-4 rather than being incorporated by reference.
             Refer to the first paragraph. At the end of the first sentence, clarify that the consolidated financial statements of CH AUTO Inc. are as of December 31, 2022 and for the period from January 25, 2022, inception, through December 31, 2022. Also, omit any reference to this being an Annual Report on Form F-4 of CH AUTO Inc. for the year ended December 31, 2022.
             Refer to the second paragraph. At the end of the first sentence, omit any reference to this being an Annual Report on Form F-4 of CH AUTO Inc. for the year ended
             December 31, 2022.
General

8. Please update the registration statement to reflect the results of your June 22, 2023
 Qun Lu
FirstName
CH AUTO LastNameQun  Lu
           Inc.
Comapany
June       NameCH AUTO Inc.
     26, 2023
June 26,
Page 4 2023 Page 4
FirstName LastName
         extraordinary general meeting. Please include the number of shares that were redeemed and update the amount remaining in the trust account throughout the registration statement.
9. Please tell us, with a view to disclosure, whether you have received notice from the
         underwriter or any other firm engaged in connection with MCAF   s
initial public offering
         about ceasing involvement in your transaction and how that may impact your deal,
         including the deferred underwriting compensation owed for the MCAF   s
initial public
         offering.
10.      We note your response to comment 22 in your response letter dated
March 31,
         2023 stating that you believe that CH-Auto Technology Corporation Ltd. can be considered either a majority-owned subsidiary or an entity controlled primarily by Pubco, to qualify for the exemption from the definition of investment company under rule 3a-1.
         Please further elaborate on the likelihood that (i) Pubco will be unable to continue to hold
         50% or more of the voting securities of the Company at any time after the closing, and (ii)
         Pubco will not primarily control the Company at any time following the closing. In your response, please also address how these possibilities would affect, if
at all, the registrant   s
         determination that Pubco will not meet the definition of an investment company under the
         1940 Act.
11. We note your disclosure on page 109 stating that Pubco is not an investment company and if Pubco were deemed an investment company under the Investment Company Act of
         1940, applicable restrictions could have a material adverse effect on your business and the price of your securities. In your future or amended filings, please include, as applicable, references to the specific exemptions or exclusions that Pubco is relying upon under the
         Investment Company Act of 1940.
12. We note your reference to Pubco website at www.ch-auto.com. This website does not appear to be working. Please advise or revise.
13. We note your response to prior comment 20. We note your disclosure that the SPAC may waive certain closing conditions including, but not limited to, the closing condition regarding voting rights of 71.2184% of all outstanding equity securities of the Company entitled to vote. Please amend your disclosure to clarify which material conditions to closing, if any, are waivable, and tell us how you will inform investors if and/or when a material provision has been waived.
        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



                                                                 Sincerely,
 Qun Lu
CH AUTO Inc.
June 26, 2023
Page 5
FirstName LastNameQun Lu
Comapany NameCH AUTO Inc.
                            Division of Corporation Finance
June 26, 2023 Page 5        Office of Manufacturing
FirstName LastName